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SEC FILE NUMBER

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2022 (MM/DD/YY) AND ENDING 12/31/2022 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: COOPER MALONE MCCLAIN, INC.

TYPE OF REGISTRANT (check all applicable boxes):
■ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

7701 E KELLOGG DR, SUITE 700
(No. and Street)

WICHITA	KS	67207
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

JOHN K. COOPER	316-685-5777	JCOOPER@CMMCI.COM
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

OHAB AND COMPANY, PA
(Name – if individual, state last, first, and middle name)

100 E SYBELIA AVE, SUITE 130	MAITLAND	FL	32751
(Address)	(City)	(State)	(Zip Code)

JULY 28, 2004	1839
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, __JOHN K. COOPER_____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of __COOPER MALONE MCCLAIN, INC._____, as of __MARCH 29_____, 2 023 __, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.



DEBRA L. ROGERS
My Appointment Expires
September 16, 2026

Signature: _John Cooper_____

Title:
PRESIDENT _____

_____
Notary Public

This filing** contains (check all applicable boxes):

- ☑ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☑ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☑ (d) Statement of cash flows.
- ☑ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☑ (g) Notes to consolidated financial statements.
- ☑ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☑ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☑ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☑ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

COOPER MALONE MCCLAIN, INC.

Report of Independent Registered Public Accounting Firm and Financial Statements

December 31, 2022

COOPER MALONE MCCLAIN, INC.
YEAR ENDED DECEMBER 31, 2022

<u>TABLE OF CONTENTS</u>

This is a copy of the Company's annual financial statements reproduced
from an electronic file. An original copy of this document
is available in the Company's office.
Confidential Pursuant to Rule 17a-5(e)(3)



Ohab and Company, P.A.

100 E. Sybelia Ave. Suite 130
Maitland, FL 32751

Certified Public Accountants
Email: pam@ohabco.com

Telephone 407-740-7311
Fax 407-740-6441

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder's
of Cooper Malone McClain, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Cooper Malone McClain, Inc. as of December 31, 2022, the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Cooper Malone McClain, Inc. as of December 31, 2022, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Cooper Malone McClain, Inc.'s management. Our responsibility is to express an opinion on Cooper Malone McClain, Inc.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Cooper Malone McClain, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The Schedules I, II and III have been subjected to audit procedures performed in conjunction with the audit of Cooper Malone McClain, Inc.'s financial statements. The supplemental information is the responsibility of Cooper Malone McClain, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Schedules I, II and III are fairly stated, in all material respects, in relation to the financial statements as a whole.

Ohab and Company, PA

We have served as Cooper Malone McClain, Inc.'s auditor since 2013.

Maitland, Florida

March 28, 2023

COOPER MALONE MCCLAIN, INC.

STATEMENT OF FINANCIAL CONDITION

December 31, 2022

ASSETS

Cash	$ 38,306
Deposit with clearing organization	197,285
Receivables:	
Commissions and interest	63,489
Other	20
Securities Owned	
Investment inventory, at market; cost $73,875	73,780
Furniture and equipment, net of accumulated depreciation of $57,432.55	3,349
Other assets:	
Cash surrender value of life insurance	1,125,281
Prepaid expense	16,330
Total assets	$ 1,517,840

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities:	
Note and margin payable, clearing organization	$ 73,875
Payables:	
Commissions payable	31,587
Clearing organization	6,600
Other liabilities	8,514
Total liabilities	120,576
Stockholder's equity	
Common stock, par value $1 per share; authorized 1,000,000 shares, issued and outstanding 100,000 shares	100,000
Additional paid-in capital	727,657
Retained earnings	569,607
Total stockholder's equity	$ 1,397,264
	$ 1,517,840

The accompanying notes are an integral part of these financial statements

Confidential Pursuant to Rule 17a-5(e)(3)

COOPER MALONE MCCLAIN, INC.

STATEMENT OF OPERATIONS

Year Ended December 31, 2022

Revenues:	
Trading commission income	$ 219,804
Mutual fund and 12b-1 fees	156,474
Net trading profit	6,431
Interest income	50,549
Underwriting profits	-
Fiscal advisory fees	25,750
Investment advisory fees	92,352
Other	46,832
Total Revenues	$ 598,192
Expenses:	
Salaries and commissions	333,042
Occupancy expense	42,472
Communications expense	12,640
General and administrative	207,658
Interest	1,055
Total Expenses	596,867
Net Gain	$ 1,325

The accompanying notes are an integral part of these financial statements

Confidential Pursuant to Rule 17a-5(e)(3)

COOPER MALONE MCCLAIN, INC.

STATEMENT OF STOCKHOLDER'S EQUITY

Year Ended December 31, 2022

| | Common Stock | | Additional | | |
	Number of Shares	Amount	Paid-in Capital	Retained Earnings	Total
Balance, December 31, 2021	100,000	$ 100,000	$ 727,657	$ 568,282	$ 1,395,939
Capital Contribution					-
Net Gain	-	-	-	1,325	1,325
Balance, December 31, 2022	100,000	$ 100,000	$ 727,657	$ 569,607	$ 1,397,264

The accompanying notes are an integral

part of these financial statements.

Confidential Pursuant to Rule 17a-5(e)(3)

COOPER MALONE MCCLAIN, INC.

STATEMENT OF CASH FLOWS

Year Ended December 31, 2022

Cash flows from operating activities:	
Net Gain	$ 1,325
Adjustments to reconcile net loss to net cash flow from operating activities	
Depreciation	780
Net loss on sale or disposal of furniture and equipment	-
Net change in cash surrender value of life insurance	(27,967)
Changes in operating assets and liabilities	
Deposit with clearing organization	22,154
Receivables	(9,266)
Securities owned	(73,780)
Right of Use	17,117
Other assets	3,413
Payables:	
Clearing organization	-
Lease liability	(17,117)
Other liabilities	(11,834)
Net cash flow used in operating activities	(95,175)
Cash flows from investing activities	
Purchase of fixed assets	-
Net cash flow from investing activities	-
Cash flows from financing activities:	
Capital contribution	-
Net payments on note and margin payable, clearing organization	73,875
Net cash flow from financing activities	73,875
Change in cash	(21,300)
Cash, beginning of year	59,606
Cash, end of year	$ 38,306

Supplemental disclosure of cash flow information:		
Cash paid during the year for:		
Interest	$	1,055
Income Tax		0

The accompanying notes are an integral part of these financial statements.

Confidential Pursuant to Rule 17a-5(e)(3)

COOPER MALONE MCCLAIN, INC.

NOTES TO FINANCIAL STATEMENTS

December 31, 2022

1. **BUSINESS OPERATIONS**

   Cooper Malone McClain, Inc. (Company) is a broker/dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA) and the Securities Investor Protection Corporation (SIPC). The Company is also a member of the Municipal Securities Rulemaking Board (MSRB), which makes rules regulating dealers who deal in municipal bonds, municipal notes, and other municipal securities.

   The Company primarily offers investment banking services, which include services related to originating, underwriting, and distributing initial issues of securities, primarily in the state of Kansas. Additionally, the Company also purchases and sells securities in the secondary market.

   The Company operates under the provisions of Paragraph (k)(2)(ii) of Rule 15c3-3 of the SEC and, accordingly, is exempt from the remaining provisions of that rule as well as operating under Footnote 74 of the SEC Release NO. 34-70073. Essentially, the requirements of Paragraph (k)(2)(ii) provide that the Company clear all transactions on behalf of customers on a fully disclosed basis with the clearing broker/dealer and promptly transmit all customer funds and securities to the clearing broker/dealer. The clearing broker/dealer carries all the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker/dealer.

2. **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES**

   Revenue Recognition:

   Significant Judgments - Revenue from contracts with customers includes commission income, fees from underwriting, investment advisory services, mutual funds, and 12b-1 fees. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; whether revenue should be presented gross or net of certain costs; and whether constraints on variable consideration should be applied due to uncertain future events.

   Brokerage Commissions - The Company buys and sells securities on behalf of its customers. Each time a customer enters into a buy or sell transaction, the Company charges a commission. Commissions and related clearing expenses are recorded on the trade date (the date that the Company fills the trade order by finding and contracting with a counterparty and confirms the trade with the customer). The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer.

2.   **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)**

Underwriting Fees - The Company underwrites securities for government entities that want to raise funds through a sale of securities. Revenues are earned from fees arising from securities offerings in which the Company acts as an underwriter. Revenue is recognized on the trade date (the date on which the Company purchases the securities from the issuer) for the portion the Company is contracted to buy. The Company believes that the trade date is the appropriate point in time to recognize revenue for securities underwriting transactions as there are no significant actions which the Company needs to take subsequent to this date and the issuer obtains the control and benefit of the capital markets offering at that point.

Investment Advisory Fees - The Company provides investment advisory services on a daily basis. The Company believes the performance obligation for providing advisory services is satisfied over time because the customer is receiving and consuming the benefits as they are provided by the Company. Fee arrangement are based on a percentage applied to the customer's assets under management. Fees are received quarterly and are recognized upon satisfaction of the related contractual performance obligation.

Mutual Funds & 12b-1 - Commissions from the sale of mutual funds and variable annuities and 12b-1's are recognized as revenue at the point in time the associated service is fulfilled which is based on the trade date. The company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership of the securities have been transferred to/from the customer.

Distribution Fees - The company enters arrangements with managed accounts or other pooled investment vehicles (funds) to distribute shares to investors. The Company may receive distribution fees paid by the fund up front, over time, upon the investor's exit from the fund (that is, a contingent deferred sales charge), or as a combination thereof. The Company believes that its performance obligation is the sale of securities to investors and as such this is fulfilled on the trade date. Any fixed amounts are recognized on the trade date and variable amounts are recognized to the extent it is probable that a significant revenue reversal will not occur once the uncertainty is resolved. For variable amounts, as the uncertainty is dependent on the value of the shares at future points in time as well as the length of time the investor remains in the fund, both of which are highly susceptible to factors outside the Company's influence, the Company does not believe that it can overcome this constraint until the market value of the fund and the investor activities are known, which are usually monthly or quarterly. Distribution fees recognized in the current period are primarily related to performance obligations that have been satisfied in prior periods.

2.   **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)**

Cash Equivalents - For purposes of reporting cash flows, the Company considers all highly liquid debt instruments with a maturity of three months or less at date of purchase to be cash equivalents.

The Company maintains its cash in bank deposit accounts that, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts.

Receivables - Commissions and interest receivable are for securities transactions that have reached their settlement date and have not been deposited by the clearing organization into the Company's account.

Securities Owned - Securities owned are classified as investment inventory or company investments, with unrealized gains and losses included in earnings and realized gains and losses computed using the specific identification method. They are carried at fair market value. Securities classified as investment inventory are those held by the Company to be sold to its customers. Securities classified as company investments are those held by the Company for income and capital appreciation.

Furniture and Equipment - Furniture and equipment are carried at cost. Depreciation is computed using the straight-line method. When assets are retired or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts, and any resulting gain or loss is recognized in income for the period. The cost of maintenance and repairs is charged to income as incurred, whereas significant renewals and betterments are capitalized. Deduction is made for retirements resulting from the renewals or betterments.

2.   **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)**

Leases - The Company recognizes and measures its leases in accordance with FASB ASC 842, Leases. The Company is a lessee in a couple noncancelable operating leases, for office space and other office equipment. The Company determines if an arrangement is a lease or contains a lease, at inception of a contract and when the terms of an existing contract are changed The Company recognizes a lease liability and a right of use asset at the commencement date of the lease. The lease liability is initially and subsequently recognized based on the present value of its future lease payments. Variable payments are included in the future lease payments when those variable payments depend on an index or a rate. The discount rate is the implicit rate if it is readily determinable or otherwise the Company uses its incremental borrowing rate. The implicit rates of our leases are not readily determinable and accordingly, we use our incremental borrowing rate based on the information available at the date for all leases. The Company's incremental borrowing rate for a lease is the rate of interest it would have to pay on a collateralized basis to borrow and amount equal to the lease payments under similar terms and in a similar economic environment. The ROU asset is subsequently measured throughout the lease term at the amount of the remeasured lease liability (i.e., present value of the remaining lease payments), plus unamortized initial direct costs, plus (minus) any prepaid (accrued) lease payments, less the unamortized balance of lease incentives received, and any impairment recognized. Lease cost for these lease payments is recognized on a straight-line basis over the lease term.

The Company has elected, for all underlying classes of assets, to not recognize ROU assets and lease liabilities for short-term leases that have a lease term of 12 months or less at lease commencement, and do not include an option to purchase the underlying asset that the Company is reasonably certain to exercise. We recognize lease cost associated with our short-term leases on a straight-line basis over the lease term.

The Company made an accounting policy election by class of underlying asset, for computers and other underlying equipment, to account for each separate lease component of a contract and its associated non-lease components (lessor-provided maintenance) as a single lease component.

Income Taxes - The Company elected to be taxed as a small business corporation under Subchapter S of the Internal Revenue Code. Under such provisions, the stockholders are taxed individually on their respective share of the Company's taxable income. The Company generally does not incur income taxes at the company level. As such, there is no tax provision recognized in the financial statements. It is customary for S corporations to make stockholder distributions to be used by stockholders to pay quarterly estimated taxes and annual year-end tax amounts. Such distributions are treated as a reduction of equity when paid.

COOPER MALONE MCCLAIN, INC.

NOTES TO FINANCIAL STATEMENTS

December 31, 2022

Income Taxes (cont.) - The Company recognizes the financial statement effects of a tax position only when it believes it can more likely than not sustain the position upon an examination by the relevant tax authority. Tax years that remain subject to examination in the Company's major tax jurisdictions (Federal and State of Kansas) include fiscal years ending in 2019, 2020, 2021, and 2022.

Estimates - The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America (GAAP) requires management to make estimates and assumptions that affect: (1) the reported amounts of assets and liabilities, (2) disclosures such as contingencies, and (3) the reported amounts of revenues and expenses included in such financial statements. Actual results could differ from those estimates.

Cash Surrender Value of Life Insurance - Cash Surrender values are determined by the underwriting insurance company's valuation models and represent the guaranteed value the Company would receive upon surrender of the policies as of December 31, 2022. These policies are held on the Company's founders.

3. **SUBSEQUENT EVENTS**
Subsequent events have been identified through March 28, 2023, which is the date the financial statements were issued, and no events have identified which require disclosure.

4. **DEPOSIT WITH CLEARING ORGANIZATION**
The Company is required to maintain a deposit with its clearing organization equal to the greater of $50,000 or various percentages of securities owned. There were deposits of $197,285.58 at December 31, 2022.

5. **FURNITURE AND EQUIPMENT**
Furniture and equipment consists of the following:

Office furniture and fixtures	$ 59,414
Computer equipment	1,368
	$ 60,782
Less:	
Accumulated depreciation	57,433
	$ 3,349

Deprecitaiton for the year ended December 31, 2022 was $780.

6. **LINE OF CREDIT**
The Company previously had a $100,000 revolving line of credit that matured and was closed on June 23, 2022.

Confidential Pursuant to Rule 17a-5(e)(3)

10

7. **LEASES**

The Company has obligations as a lessee for office space and other office equipment with initial noncancelable terms in excess of one year. The Company classified these leases as operating leases. These lease generally contain renewal options for periods ranging from two to five years. Because the Company is not reasonably certain to exercise these renewal options, the optional periods are not included in determining the lease term, and associated payments under these renewal options are excluded from lease payments.
The Company's leases do not include termination options for either party to the lease or restrictive financial or other covenants. Payments due under the lease contracts include fixed payments plus, for many of the Company's leases, variable payments. The Company's office space leases require it to make variable payments for the Company's proportionate share of the building's property taxes, insurance, and common area maintenance. These variable lease payments are not included in the lease payments used to determine lease liability and are recognized as variable costs when incurred.

The components of lease cost for the year ended December 31, 2022 are as follows:

Operating lease cost	$	-
Variable lease cost		-
Short term lease cost		-
Total lease cost	$	-

Amounts reported in the balance sheet as of December 31, 2022 were as follows:
Operating leases:

Operating lease ROU assets	$	-
Operating lease liabilities		-

Maturities of lease liabilities under noncancelable operating leases as of December 31, 2022 are as follows:

Year Ending December 31,	
2022	-
	-
Thereafter	-
Total undiscounted lease payments	$0
Less imputed interested	-
Total lease liabilities	$0

The Company leases office space. The lease expired on May 31, 2022 and the Company leased month to month from June 1, 2022 through January 31, 2023 at the same rental rate as the expired lease. A new lease has not yet been signed.

8.   **EMPLOYEE BENEFIT PLAN**
The Company has a SIMPLE plan covering substantially all employees. Participants may contribute from 1% to 75% of their compensation on a pre-tax basis, up to maximum contribution limits established by the IRS annually. The Company matches up to 3% of contributions each pay period. The Company contributed $7,207 during the year ended December 31, 2022.

9.   **FAIR VALUE OF FINANCIAL INSTRUMENTS**
Fair value measurements apply to all assets and liabilities that are being measured and reported on a fair value basis. This requires disclosure that establishes a framework for measuring fair value in GAAP, and expands disclosure about fair value measurements. This enables the reader of the financial statements to assess the inputs used to develop those measurements by establishing a hierarchy for ranking the quality and reliability of the information used to determine fair values. The statement requires that assets and liabilities carried at fair value will be classified and disclosed in one of the following three categories:

Level 1 Inputs - Quoted prices in active markets for identical assets or liabilities. This includes securities owned consisting of corporate bonds and equity securities.

Level 2 Inputs - Observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities in active markets; quoted prices for similar assets or liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3 Inputs - Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

Securities Owned - These instruments are valued in an active market (Level 1) or based on observable inputs (Level 2) unless required to be discounted based on regulatory requirements (Level 3).

10. **FAIR VALUE OF FINANCIAL INSTRUMENTS (cont.)**
The following table sets forth the Company's financial assets and liabilities by level within the fair value hierarchy that were measured at fair value on a recurring basis.

	Level 1	Level 2	Level 3	Fair Value
Assets as of December 31, 2022				
Securities owned (Municipal Bonds)	$ -	$ 73,780	$ -	$ 73,780

11. **NET CAPITAL REQUIREMENTS**
The Company is subject to the SEC uniform net capital rule (Rule 15c3-1), which requires the maintenance of a minimum amount of net capital and requires the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2021, the Company had net capital and net capital requirements of $1,372,704 and $100,000, respectively. The Company's aggregate indebtedness to net capital ratio was .03 to 1.

12. **OFF BALANCE SHEET RISK**
The Company's commission revenue includes amounts resulting from customer transactions introduced through its clearing broker. The clearing broker assumes the responsibility for execution, clearance, collection, and delivery, including all recordkeeping requirements, in relation to the Company's customers' transactions. Off-balance sheet risk exists with respect to these transactions due to the possibility that such customers may be unable to fulfil their contractual commitments wherein the clearing broker may charge any losses incurred to the Company. The Company has in place controls to minimize this risk through monitoring credit worthiness of its customers and monitoring the proper execution of transactions by the clearing broker.

13. **COMPANY CONDITIONS**
The Company has a gain of $1,326 for the year ending December 31, 2022. The Company's stockholder has represented that he intends to continue making capital contributions, as needed, to ensure the Company's continuing operations. The stockholder has the financial wherewithal to continue contributing, as required.

Management expects the Company to continue as a going concern and the accompanying financial statements have been prepared on a going-concern basis without adjustments for realization in the event the Company ceases to continue as a going concern.

SUPPLEMENTARY INFORMATION

COOPER MALONE MCCLAIN, INC.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
SCHEDULE I

December 31, 2022

Aggregate indebtedness:		
Payables:		
Commissions payable	$	31,587
Clearing organization		6,600
Lease liability		#REF!
Other liabilities		8,514
Total aggregate indebtedness		#REF!
Net Capital:		
Credit items:		
Common stock	$	100,000
Additional paid-in capital		727,657
Retained earnings		569,607
Total credit items		$ 1,397,264
Deduction and charges:		
Other assets		19,699
Haircuts and undue concentration on securities owned		4,862
Total deductions and charges		24,561
Net capital		$ 1,372,703
Capital requirements:		
Greater of 6-2/3% of aggregate indebtedness or minimum		
stated net capital for non-clearing firm ($100,000)	$	100,000
Net capital in excess of requirements		1,272,703
		$ 1,372,703
Ratio of aggregate indebtedness to net capital		.03 to 1

There were no liabilities subordinated to the claim of general creditors at December 31, 2022.

There was no material difference between net capital computation shown here and the net capital computation shown on the Company's unaudited Form X-17-A-5, Part II A report dated December 31, 2022.

COOPER MALONE MCCLAIN, INC.

COMPUTATION FOR DETERMINATION
OF RESERVE REQUIREMENTS UNDER RULE 15c3-3
SCHEDULE II

December 31, 2022

The Company operates under the exemptive provision of paragraph (k)(2)(ii) of SEC Rule 15c3-3

COOPER MALONE MCCLAIN, INC.

INFORMATION RELATING TO THE POSSESSION OR
CONTROL REQUIREMENTS UNDER SEC RULE 15c3-3
SCHEDULE III

December 31, 2022

The Company has complied with the exemptive requirements of SEC Rule 15c-3- and did not maintain possession or control of any customer funds or securities as of December 31, 2022.



hab and Company, P.A.

100 E. Sybelia Ave. Suite 130
Maitland. FL 32751

Certified Public Accountants
Email: pam@ohabco.com

Telephone 407-740-7311
Fax 407-740-6441

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder's
of Cooper Malone McClain, Inc.

We have reviewed management's statements, included in the accompanying Exemption, in which (1) Cooper Malone McClain, Inc. identified the following provision(s) of 17 C.F.R. §15c3-3(k) under which Cooper Malone McClain, Inc. claimed the following exemption(s) from 17 C.F.R. §240.15c3-3: (k)(2)(ii) and (2) Cooper Malone McClain, Inc. stated that Cooper Malone McClain, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception.

The Company is also filing this Exemption Report because the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 are limited to proprietary trading. In addition, the Company did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company; did not carry accounts of or for customers; and did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Cooper Malone McClain, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Cooper Malone McClain, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph(s) (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934 and the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5, and related SEC Staff Frequently Asked Questions.

Ohab and Company, PA

Maitland, Florida

March 28, 2023

Cooper Malone McClain, Inc.

7701 E KELLOGG ✳ SUITE 700 ✳ WICHITA, KANSAS 67207
P.O. BOX 781684 ✳ WICHITA, KANSAS 67278-1684

FAX 316-685-1751   PHONE 316-685-5777

Cooper Malone McClain, Inc. Exemption Report

Cooper Malone McClain, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1)   The Company claimed an exemption from 17 C.F.R. § 240.15c3-3
        under the following provisions of 17 C.F.R. § 240.15c3-3 (k): (2)(ii).

(2)   The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k):(2)(ii)
        throughout the most recent fiscal year without exception.

(3)   The Company is also filing this Exemption Report because the Company's other business
        activities contemplated by Footnote 74 of the SEC Release No.· 34-70073 adopting
        amendments to 17 C.F.R. § 240.17a-5 are limited to:

    (1)   proprietary trading, and the Company (1) did not directly or indirectly receive, hold,
            or otherwise owe funds or securities for or to customers, (other than money or other
            consideration received and promptly transmitted in compliance with paragraph (a)
            or (b)(2) of Rule I 5c2-4 and/or funds received and promptly transmitted for effecting
            transactions via subscriptions on a subscription way basis where the funds are
            payable to the issuer or its agent and not to the Company); (2) did not carry accounts
            of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3)
            throughout the most recent fiscal year without exception.

Cooper Malone McClain, Inc.

I, John K. Cooper, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct for the fiscal year ending December 31, 2022.

By: _____*John K. Cooper*_____

Title: President

Date: February 17, 2023

JKC:md

INVESTMENT BANKERS – SECURITIES BROKER/DEALER
MEMBER: Securities Investor Protection Corporation
Financial Industry Regulatory Authority